21004447

SEC
Mail Processing
Section
JUN 14 2021
Washington DC
416

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-69625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILICON PRAIRIE CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 CLEVELAND AVENUE, SUITE 101B
(No. and Street)

ST PAUL	MN	55104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID DUCCINI 651-645-7550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY US LLP
(Name – *if individual, state last, first, middle name*)

225 SOUTH SIXTH STREET, SUITE 2300	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID DUCCINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILICON PRAIRIE CAPITAL PARTNERS, LLC, as of MARCH 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH M. CROSBY
Notary Public
Minnesota
My Commission Expires January 31, 2025

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILICON PRAIRIE CAPITAL PARTNERS, LLC

Report on Audit of Statement of Financial Condition
As of March 31, 2021
Together with Report of Independent
Registered Public Accounting Firm

SILICON PRAIRIE CAPITAL PARTNERS, LLC

As of March 31, 2021

Contents

Financial Statement

bakertilly

Report of Independent Registered Public Accounting Firm

To the Board of Governors of Silicon Prairie Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silicon Prairie Capital Partners, LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2021.
June 2, 2021

Silicon Prairie Capital Partners, LLC
Statement of Financial Condition
As of March 31, 2021

ASSETS

Cash	$	7,802
Accounts Receivable		28,600
TOTAL ASSETS	$	36,402

LIABILITIES & MEMBER'S CAPITAL

Liabilities		
Accounts Payable	$	3,700
Total Liabilities		3,700
Member's Capital		32,702
TOTAL LIABILITIES & MEMBER'S CAPITAL	$	36,402

See notes to financial statement.

SILICON PRAIRIE CAPITAL PARTNERS, LLC

Notes to Financial Statement
For the Year Ended March 31, 2021

1. Organization and Nature of Business

Witherspoon Capital Partners, LLC, formed on February 18, 2015 as a Delaware Limited Liability Company, was acquired by Silicon Prairie Holdings, Inc. (SPH) on August 21, 2020. SPH did not acquire either the assets or the liabilities of Witherspoon Capital Partners, LLC. SPH changed the name of the broker dealer to Silicon Prairie Capital Partners, LLC (SPCP). SPCP is a wholly-owned subsidiary of Silicon Prairie Holdings, Inc. SPCP is a registered broker dealer, a member of the Financial Industry Regulatory Authority (FINRA) and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) since the broker dealer does not take custody of any customer funds or securities. SPCP's primary business activity is to facilitate private placement of securities through a crowdfunding portal operated by its affiliate, Silicon Prairie Portal & Exchange, LLC, and to undertake best efforts institutional investment banking engagements for clients. All securities activities are conducted from the main office in St. Paul, Minnesota.

2. Significant Accounting Policies

Basis of accounting – The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Accounts receivable – Accounts receivable are stated at the amount the company expects to collect from balances outstanding at year end. No allowance for doubtful accounts was considered necessary as of March 31, 2021.

Revenue recognition – SPCP's fee income is comprised of commissions generated in connection with investor commitments to private securities offered by issuers through the crowdfunding portal. Success based investment banking transaction fees are recognized as revenue at the point in time that performance under the engagement is completed.

<u>Disaggregation of Revenue</u>

Disaggregation of SPCP's revenue by major sources for the year ended March 31, 2021 is as follows:

Revenue Stream	Total Revenue
Commissions from private securities offering	$33,700

Income taxes – SPCP is wholly-owned by Silicon Prairie Holdings, Inc. and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the member.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires SPCP to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3. Related Party Transactions

Beginning September 1, 2020, SPCP had an expense sharing agreement with Silicon Prairie Holdings, Inc. The agreement permits the allocation of $1,500 per month of shared expenses to the broker dealer which are included in the statement of operations. Total shared expenses for the year were $9,000 and the balance due to the affiliate on March 31, 2021 was $1,500 and is included in accounts payable.

Prior to September 1, 2020, there was an expense sharing agreement with its affiliate, Witherspoon Consulting Partners, LLC. Shared expenses were $300 per month for a total of $1,800 for the period from April 1, 2020 to August 31, 2020.

4. Net Capital Requirements

SPCP is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires a ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, SPCP had net capital of $4,102 which was less than the required minimum net capital of $5,000. The net capital deficiency notification was filed with the regulators as required under Rule 17a-5 and the deficiency was remedied on April 5, 2021. SPCP's ratio of aggregate indebtedness to net capital was 90% or .9 to 1. SPCP's parent company is prepared to provide additional capital in the future if needed to meet net capital requirements.

5. Concentrations of Credit Risk

Cash - SPCP maintains all cash balances at one financial institution, which at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to SPCP is solely dependent upon daily bank balance and the respective strength of the financial institution. SPCP has not incurred any losses on this account. As of March 31, 2021, the amount in excess of insured limits of $250,000 was $0.

Accounts Receivable and Revenue – For the year ended March 31, 2021, 100% of accounts receivable and revenues were derived from one client.

6. Subsequent Events

SPCP has evaluated events and transactions through June 2, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement.

7. Indemnifications

In the normal course of its business, SPCP indemnifies and guarantees certain service providers against the potential losses in connection with their acting as agent of, or providing services to, SPCP. The maximum potential amount of future payments that SPCP could be required to make under these indemnifications cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

SPCP provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. SPCP may provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that SPCP could be required to make under these indemnifications cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

From: **Hunter Brennan** hunter.brennan@sppx.io
Subject: Final Audit Reports
Date: June 3, 2021 at 16:26
To: David V Duccini david.duccini@sppx.io

Hey David,

Here are the Final Reports Sharon is filing them now.

The mailing Addresses are:

SEC
175 W. Jackson Boulevard, Suite 1450
Chicago, IL 60604

SEC
100 F Street NE
Washington, DC 20549

PDF
Final Confid...ort.pdf

PDF
Public Statement.pdf

Hunter Brennan
Financial Analyst
Silicon Prairie
Web: https://sppx.io/